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                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINTON, D.C. 20549

                   		 SCHEDULE 13G
		    Under the Securities Exchange Act of 1934
			         (Amendment No 4 )*

                            ISS GROUP INC
      -------------------------------------------------------------------
                       (Name of Issuer)

                            COMMON STOCK
      -------------------------------------------------------------------
  			(Title of Class of Securities)

                            45030610-5
      -------------------------------------------------------------------
   				(CUSIP Number)


Check the following if a fee is being paid with this statement _. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any susequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



			  SEC 1745 (10-88)
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|______________________                          ____________
|CUSIP No. 45030610-5  |      SCHEDULE 13G      |Page 2 of 5 |
|----------------------------------------------------------------------------
|1.   Name of Reporting Person
|     S.S. or I.R.S. Identification No. of Above Person
|     ARK ASSET MANGEMENT CO., INC.
|
|----------------------------------------------------------------------------
|2.   Check the Appropriate Box if a Member of a Group *         (a)
|                                                                (b)
|----------------------------------------------------------------------------
|3.   SEC Use Only
|----------------------------------------------------------------------------
|4.   Citizenship or Place of Organization
|
|                        New York
|
|-----------------------------------------------------------------------------
|                |
|                |         5. Sole Voting Power
|                |            3,885,100 SHARES
|Number Of Shares|____________________________________________________________
|                |
|                |         6. Shared Voting Power
|Beneficially    |            NONE
|                |____________________________________________________________
|  Owned By      |
|                |         7. Sole Dispositive Power
|                |            4,302,500 SHARES
|  Each          |____________________________________________________________
|                |
| Reporting      |         8. Shared Dispositive Power
|  Person        |
|                |            NONE
|  With          |
|-----------------------------------------------------------------------------
|9.  Aggregate Amount Beneficially Owned by Each Reporting Person
|
|                             4,302,500 SHARES
|-----------------------------------------------------------------------------
|10.  Check if the Aggregate Amount in Row (9)
|     Excludes Certain Shares*
|
|
|-----------------------------------------------------------------------------
|
|11.  Percent of Class Represented by Amount in Row 9
|                          10.6 %
|-----------------------------------------------------------------------------
|
|12.  Type of Reporting Person*
|
|                             I.A.
| ----------------------------------------------------------------------------

			      *See Instruction Before Filling Out

				   Page 2 of 5 Pages
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 The filing of this statement shall not be construed as an admission that Ark
 Asset Management Co., Inc. is the beneficial owner of the securities covered by such statement.

ITEM 1           (a).  Name of Issuer
                       ISS GROUP INC

ITEM 1           (b).  Address of Issuer
                       6600 PEACHTREE DUNWOODY ROAD
                       300 EMBASSY ROW, SUITE 500
                       ATLANTA, GA. 30328

ITEM 2           (a).  Name of Person Filing

                       ARK ASSET MANAGEMENT CO., INC.

ITEM 2           (b).  Address of Principal Business Office
                       125 BROAD STREET
                       NEW YORK, N.Y. 10004

ITEM 2           (c).  Place of Organization.

                       NEW YORK

ITEM 2           (d).  Title of Class of Securities
                       Common Stock


ITEM 2           (e).  Cusip Number
                      	45030610-5

ITEM 3.          (a) Ark Asset Management Co., Inc. is an investment
                     advisor registered under Section 203 of the Investment Advisers Act of 1940.

ITEM 4.                 Ownership

             (a) Amount Beneficially owned 4,302,500 shares
             (b) Percent of Class:  10.6 %



				    Page 3 of 5 Pages


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             (c) Number of shares as to which such person has:


               (1) Sole power to vote:  3,885,100 shares

               (2) Shared power to vote:     NONE

               (3) Sole power to dispose of or to direct the disposition of: 4,302,500 shares

               (4) Shared power to dispose or to direct the
               disposition of:   NONE

ITEM 5.  Ownership of Five Percent or Less of a Class

		      	Not Applicable

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person

		       Not Applicable

ITEM 7.  Identification and Classification of the Subsidiary Which Acquired
	        the Security Being Reported on by the Parent Holding Company

      			Not Applicable

ITEM 8.  Identification and Classification of Members of the Group
      			Not Applicable

ITEM 9.  Notice of Dissolution of Group

      			Not Applicable

					Page 4 of 5

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ITEM 10.  CERTIFICATION

	  By signing below, I certify that, to the best of my knowledge and
	  belief, the   securities referred to above were acquired in the
	  in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

	  After reasonable inquiry and to the best of my knowledge and belief that the information set forth in this statement is true, complete and correct.


Date:  January 6,2000

			  Name:       Lauri London
			  Title:      General Counsel












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